Rogers Wireless Reports Strong First Quarter 2003 Results

Network Revenue Grows 15%, Operating Profit Up 42%,
Postpaid Churn Declines to 1.82%, Capital Expenditures Down 23%

TORONTO (April 17, 2003) - Rogers Wireless Communications Inc. (“Rogers Wireless”, “Wireless” or “the Company”) today announced its financial and operating results for the first quarter ended March 31, 2003.

Financial highlights (in thousands of dollars except per share amounts) are as follows:

Three Months Ended March 31,	2003	2002	% Change

Operating revenue	509,879	438,326	16.3
Operating profit(1)	152,976	108,099	41.5
Net income (loss)(2)	36,631	(38,428)	—
Earnings (loss) per share	0.26	(0.27)	—
Net income (loss) (excl. non-recurring items)(2)	36,631	(50,759)	—
Earnings (loss) per share (excl. non-recurring items)	0.26	(0.36)	—
Property, plant and equipment expenditures	77,693	101,195	(23.2)

(1)	Operating profit is defined herein as operating income after management fees paid to Rogers Communications Inc. (“RCI”) and before depreciation, amortization, interest, income taxes, non-operating items and non-recurring items and is a standard measure that is commonly reported and widely used in the wireless communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or an alternative for net income (loss) or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Net Income (Loss)” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP.

(2)	Non-recurring items in the first quarter of 2002 were changes in estimates of sales tax and CRTC contribution liabilities, which represented a net benefit of $12.3 million.

Highlights of the first quarter of 2003 included the following:

•	Network revenue, which excludes equipment sales, increased 15.3% and operating profit increased 41.5% versus the first quarter of 2002. Operating profit margin, based on network revenue, expanded to 33.0% from 26.9% in the prior year as the rate of revenue growth continued to outpace that of expense growth.

•	Postpaid voice and data subscriber net additions of 61,200 in the first quarter represented an increase of 6.1% from the previous year, driven by the combination of increased gross activations and lower churn levels. Average monthly postpaid churn for the first quarter declined to 1.82% from 1.89% in the first quarter of the previous year.

•	Wireless continued its strategy of emphasizing its higher value postpaid products and selling prepaid handsets at higher price points, resulting in the net reduction in the prepaid subscriber base of 11,000 customers in the quarter.

•	Average monthly revenue per postpaid voice and data subscriber of $54.52 increased from the first quarter of 2002 by $1.15 or 2.2%, reflecting the Company’s success in attracting and retaining a greater proportion of higher value customers, stabilized industry pricing and the impact of increasing wireless data revenues.

•	Approximately 25.7 million text messages were sent in the first quarter, up 29.0% sequentially from the fourth quarter of 2002 and up 263% year-over-year. Data revenues overall have grown 141.8% year-over-year to $13.3 million from $5.5 million, representing approximately 2.9% of network revenues in the quarter versus 1.4% in the first quarter of 2002.

•	Wireless and Microsoft Canada announced a strategic agreement to jointly provide and promote innovative new offerings, providing wireless extensions of desktop PCs with complete mobile access to the full suite of Microsoft Office applications over the Company’s GSM/GPRS network.

“These results reflect the significant strides we have made to drive profitable growth and represent a solid start for 2003,” said Nadir Mohamed, President and CEO of Rogers Wireless. “Our performance clearly reflects the continuation of our successful strategies of concentrating acquisition activity on higher value market segments, intensifying customer retention focus and deploying innovative new wireless voice and data solutions while at the same time driving improved operating and capital efficiencies.”

Consolidated Results of Operations for the First Quarter Ended March 31, 2003

	Three Months Ended March 31,

(In millions of dollars, except margin)	2003	2002	Chg	% Chg

Operating revenue (2)
Postpaid (voice and data)	434.4	371.9	62.5	16.8
Prepaid	21.1	20.6	0.5	2.4
One-way messaging	7.5	9.1	(1.6)	(17.6)

Network revenue	463.0	401.6	61.4	15.3
Equipment revenue	46.9	36.7	10.2	27.8

Operating revenue	509.9	438.3	71.6	16.3

Operating profit(1)	153.0	108.1	44.9	41.5
Operating profit margin based on network revenue	33.0%	26.9%

(1)	Operating profit is defined as operating income after management fees paid to RCI and before depreciation, amortization, interest, income taxes and non-operating and non-recurring items.

(2)	The previous period’s presentation of revenue categories has been reclassified to conform to the current presentation. See discussion under Wireless Subscriber results.

The 15.3% increase in network revenue was driven by an 11.7% increase in the total number of voice and data subscribers compared to the first quarter of 2002, combined with a 3.7% increase in blended average monthly revenue per user (“ARPU”). The increase in the year-over-year ARPU is attributable to industry pricing stability, customer mix and the impact of increased wireless data usage.

The 41.5% year-over-year increase in quarterly operating profit was a result of the 15.3% network revenue growth, partially offset by an increase of 5.6% in total operating expenses including retention, sales and marketing costs.

Wireless Subscriber Results

	Three Months Ended March 31,

(Subscriber statistics in thousands, except ARPU, churn and usage)	2003	2002	Chg	% Chg

Postpaid (Voice and Data)(1)
Gross additions	205.3	189.2	16.1	8.5
Net additions	61.2	57.7	3.5	6.1
Total subscribers	2,690.6	2,351.7	338.9	14.4
ARPU ($)	54.52	53.37	1.15	2.2
Average monthly usage (minutes)	331	301	30	10.0
Churn	1.82%	1.89%	(0.07%)	(3.7)
Prepaid
Gross additions	48.8	56.2	(7.4)	(13.2)
Net additions (losses)	(11.0)	10.8	(21.8)	—
Total subscribers	767.7	745.4	22.3	3.0
ARPU ($)(2)	9.09	9.26	(0.17)	(1.8)
Churn	2.57%	2.04%	0.53%	26.0
Total - Postpaid and Prepaid
Gross additions	254.1	245.4	8.7	3.5
Net additions	50.2	68.5	(18.3)	(26.7)
Total subscribers	3,458.3	3,097.1	361.2	11.7
ARPU (blended) ($)(2)	44.26	42.69	1.57	3.7
One-Way Messaging
Gross additions	13.2	15.0	(1.8)	(12.0)
Net additions	(13.2)	(21.8)	8.6	—
Total subscribers	289.1	348.8	(59.7)	(17.1)
ARPU ($)	8.42	8.41	0.01	0.1
Churn	2.96%	3.38%	(0.42%)	(12.4)

(1)	The previous period’s subscriber and per subscriber presentation has been reclassified to conform to the current presentation.

(2)	Prepaid ARPU is calculated on net wholesale revenues to the Company.

The Company has introduced an enhanced reporting classification for stratifying subscriber and revenue categories, which more clearly reflects the emergence of data products and integrated voice and data devices. Concurrently, the Company changed its classification of subscribers of certain resale two-way messaging arrangements for reporting purposes. The previous period’s subscriber and revenue categories have been reclassified to conform to this current presentation. A schedule outlining the reclassification of revenue and subscriber categories by quarter for 2001 and 2002 to conform to the current presentation appears as supplemental information at the end of this release. The Company now reports subscribers and revenues in three categories: postpaid, prepaid and one-way messaging. Postpaid includes voice only and data only subscribers, as well as subscribers with service plans integrating both voice and data. In addition, the Company previously reported certain resale two-way messaging subscribers as individual subscribers. However, with roaming capabilities on data networks, it is increasingly difficult to determine if these resale two-way messaging customers are permanently resident on the Company’s data network or are transient roamers temporarily utilizing the Company’s network. Accordingly, only those data subscribers that are known to be permanently resident on the Company’s network will be treated as subscribers.

These enhancements to the classification of subscriber and revenue categories had no impact on the reporting of total revenues, expenses or operating profit in the current or previous periods.

Postpaid voice and data subscriber additions in the quarter represented 80.8% of total gross activations and in excess of 100% of total net additions. The Company continued its strategy of targeting higher value postpaid subscribers and selling its prepaid handsets at higher price points which contributed significantly to the mix of postpaid versus prepaid subscribers.

The 2.2% increase in average monthly revenue per postpaid voice and data subscriber compared to the first quarter of the previous year reflects the Company’s success in attracting a greater share of high value customers, stability of industry pricing, and the impact of data revenue growth. The increase in data revenues from $5.5 million to $13.3 million represented approximately 75% of the 2.2% ARPU increase. The 1.8% decline in average monthly revenue per prepaid subscriber versus the previous year’s first quarter is primarily a result of lower usage by this customer segment.

The continuing trend of lower postpaid voice and data subscriber churn, as reflected in the 1.82% rate in the current quarter, is directly related to both the Company’s strategy of acquiring higher value, more stable customers and an enhanced focus on customer retention. The Company’s focus on customer retention aims to ensure that customers receive responsive, quality service at every point of contact with the Company. The Company attributes the increase in prepaid churn to 2.57% in the quarter to competitive prepaid offers and price increases implemented by the Company in the second half of 2002.

One-way messaging (or “paging”) subscriber churn has declined to 2.96% from 3.38% in the first quarter of the previous year. With almost 290,000 paging subscribers, the Company continues to view paging as a profitable but mature business segment.

Operating Expenses

	Three Months Ended March 31,

(In millions of dollars, except per subscriber statistics.)	2003	2002	Chg	% Chg

Operating expenses before sales and marketing costs(1)(2)	195.6	195.3	0.3	0.2
Sales and marketing costs	114.4	98.2	16.2	16.5

	310.0	293.5	16.5	5.6
Average monthly operating expenses per subscriber before sales and marketing(1)(2)	17.50	19.01	(1.51)	(7.9)
Sales and marketing cost per gross subscriber addition(1)	428	377	51	13.5

(1)	The previous period’s period presentation has been reclassified to conform to the current presentation. Retention costs are included in operating expenses before sales and marketing costs.

(2)	Operating expenses for the three months ended March 31, 2002 exclude the benefit of non-recurring items of $12.3 million.

Total operating expenses (including retention costs) before sales and marketing costs remained relatively flat compared to the same period in the previous year, but declined 8.0% on a per subscriber basis as the total voice and data subscriber base increased by 11.7%. Wireless has focused on maintaining operating expense levels as its subscriber base has grown through capturing operating and scale efficiencies in many areas of its business.

The year-over-year increase in sales and marketing costs, both in total and on a per gross addition basis, reflects the impact of acquiring a greater proportion of higher value and term contract customers, which generally requires a higher associated variable cost of acquisition.

Reconciliation to Net Income (Loss)

Other income and expense items required to reconcile operating profit to operating income and net income (loss) as defined under Canadian GAAP are as follows:

	Three Months Ended March 31,

(In millions of dollars)	2003	2002	Chg	% Chg

Operating profit(1)	153.0	108.1	44.9	41.5
Change in estimate of sales tax and CRTC contribution liabilities	—	12.3	(12.3)	—
Depreciation and amortization	(119.1)	(109.5)	(9.6)	(8.8)

Operating income	33.9	10.9	23.0	(211.0)
Interest on long-term debt	(48.0)	(47.4)	(0.6)	(1.3)
Foreign exchange gain (loss)	52.3	(0.4)	52.7	—
Other	(0.2)	0.1	(0.3)	—
Income taxes	(1.4)	(1.6)	0.2	12.5

Net income (loss)	36.6	(38.4)	75.0	—

(1)	Operating profit is defined as operating income after management fees paid to RCI and before interest, income taxes, depreciation, amortization and non-operating and non-recurring items.

Depreciation and Amortization

The year-over-year increase in depreciation and amortization expense for the first quarter was primarily due to increased expenditures on property, plant and equipment (“PP&E”) over the past year and the resulting higher asset levels and depreciation relating to the recently completed GSM/GPRS network overlay.

Interest on Long-Term Debt

The relatively unchanged level of interest expense in the first quarter of 2003, as compared to the same period in 2002, is attributable to relatively stable debt levels, increasing from approximately $2.270 billion at March 31, 2002, to approximately $2.362 billion at March 31, 2003, including the effect of the recent increased strength in the Canadian dollar in the translation of the unhedged portion of U.S. dollar-denominated debt.

Foreign Exchange

Effective January 1, 2002, Wireless adopted the amendments to The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1650 on Foreign Currency Translation. As a result, foreign currency translation gains and losses are recorded as a period gain or loss. In the first quarter of 2003, the Canadian dollar strengthened against the U.S. dollar, giving rise to the $52.3 foreign exchange gain recorded by the Company.

Income Taxes

Income taxes in the first quarter include a current income tax expense related to Canada’s Large Corporations Tax.

Net Income (Loss)

	Three Months Ended March 31,

(In millions of dollars, except per share data)	2003	2002	Chg	% Chg

Net income (loss)	36.6	(38.4)	75.0	—
Earnings (loss) per share	0.26	(0.27)	0.53	—
Net income (loss) (excl. non-recurring items)	36.6	(50.8)	87.4	—
Earnings (loss) per share (excl. non-recurring items)	0.26	(0.36)	0.62	—

The increase in the quarterly earnings per share excluding non-recurring items over the same quarter of the previous year is primarily driven by the growth in operating profit combined with the impact of the recognition of foreign exchange gains, partially offset by the increases in depreciation and amortization expense.

Property, Plant and Equipment Expenditures

	Three Months Ended March 31,

(In millions of dollars)	2003	2002	Chg	% Chg

Property, plant and equipment expenditures	77.7	101.2	(23.5)	(23.2)

Total PP&E expenditures for the first quarter were $77.7 million, $23.5 million less than the first quarter of 2002. Network related PP&E expenditures totalled $59.7 million in the quarter, lower by $13.4 million compared to the first quarter of 2002, due primarily to the fact that 2002 included spending related to the overlay of the GSM/GPRS network. Network spending in the first quarter of 2003 was related mainly to capacity investments, including continued spending on the deployment of GSM/GPRS network functionality in the 850 Megahertz (“MHz”) frequency band. The investment in 850 MHz GSM/GPRS network infrastructure will provide superior in-building and rural coverage while at the same time adding capacity to support future subscriber growth. In addition, in the quarter the Company spent $18.0 million on information technology and general PP&E compared to $28.1 million in the first quarter of 2002. The expansion of the corporate office facility, which is included in general PP&E, resulted in spending of $7.1 million in the first quarter of 2003, which is similar to the amount spent in the first quarter of 2002.

Liquidity and Capital Resources

Cash flow from operating activities before changes in working capital for the first quarter increased to $104.1 million from $52.3 million in the first quarter of 2002, reflecting the increase in operating profit levels. Taking into account the changes in working capital, cash flow from operating activities for the quarter declined to $10.2 million from $99.1 million in 2002. Details of the changes in non-cash working capital for the first quarter of 2003 and 2002 are included in Note 6 of the Consolidated Financial Statements included herein. The primary driver of the year-over-year change in non-cash working capital items was the reduced level of accounts payable and accrued liabilities reflecting payments to suppliers for the accelerated capital spending in the fourth quarter of 2002, representing a use of cash of $140.7 million.

In aggregate, other net sources of funds during the first quarter totalled approximately $55.5 million. The sources of these funds were (1) $55.0 million net proceeds received from advances under the bank credit facility and (2) $0.5 million from the issue of shares under employee share purchase plans and the exercise of employee stock options.

The net funds used during the first quarter totalled approximately $78.8 million, and was comprised of (1) expenditures of $77.7 million of PP&E and (2) repayment of an aggregate $1.1 million of mortgage and capital leases.

As a result of the above, the Company’s cash flow deficiency in the first quarter was $13.1 million, which together with the opening cash on hand of $10.1 million, resulted in a closing cash deficiency bank advances of $3.0 million.

The Company’s available liquidity at March 31, 2003, was $496.0 million, represented by availability under its committed bank facility.

Rogers Wireless Communications Inc.
Consolidated Statements of Income

	Three Months Ended March 31,
(In thousands of dollars except per share data)	2003	2002

Operating revenue	$509,879	$438,326
Operating, general and administrative expenses	354,069	327,475
Management fees	2,834	2,752

Operating income before the following:	152,976	108,099
Change in estimates of sales tax and CRTC contribution liabilities	—	(12,331)

Operating income before depreciation and amortization	152,976	120,430
Depreciation and amortization	119,124	109,528

Operating income	33,852	10,902
Interest expense on long-term debt	(48,008)	(47,390)

	(14,156)	(36,488)
Foreign exchange gain (loss)	52,289	(441)
Investment and other income (expense)	(124)	77

Income (loss) before income taxes	38,009	(36,852)
Income tax expense	1,378	1,576

Net income (loss) for the period	$36,631	$(38,428)

Earnings (loss) per share - basic and diluted	$0.26	$(0.27)

Weighted average shares outstanding for the period (in thousands)
Basic	141,740	141,600
Diluted	143,556	141,600

Rogers Wireless Communications Inc.
Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(In thousands of dollars)	2003	2002

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$36,631	$(38,428)
Adjustments to reconcile net income (loss) to cash flows:
Depreciation and amortization	119,124	109,528
Change in estimate of sales tax liability	—	(19,157)
Unrealized foreign exchange (gain) loss	(51,649)	364

	104,106	52,307
Change in non-cash working capital items (Note 6)	(93,888)	46,767

	10,218	99,074
Financing activities:
Issue of long-term debt	195,000	42,000
Repayment of long-term debt	(141,144)	(80,130)
Issue of capital stock	509	1,388

	54,365	(36,742)
Investing activities:
Additions to property, plant and equipment	(77,693)	(101,195)

Increase (decrease) in cash	(13,110)	(38,863)
Cash (deficiency), beginning of period	10,068	(5,368)

Cash (deficiency), end of period	$(3,042)	$(44,231)

Supplemental cash flow information:
Interest paid	$3,168	$1,053
Income taxes paid	1,778	1,926

Cash (deficiency) is defined as cash and cash equivalents which have an original maturity of less than 90 days, less bank advances.

Rogers Wireless Communications Inc.
Consolidated Balance Sheets

	March 31,	December 31,
(In thousands of dollars)	2003	2002

Assets
Property, plant and equipment	$2,333,578	$2,371,133
Spectrum and brand licences	418,664	419,294
Goodwill	7,058	7,058
Cash and cash equivalents	—	10,068
Accounts receivable	249,669	289,907
Due from affiliated companies (Note 7)	367	—
Deferred charges	47,899	51,145
Other assets	60,707	36,399

	$3,117,942	$3,185,004

Liabilities and Shareholders’ Equity
Liabilities:
Bank advances, arising from outstanding cheques	$3,042	$—
Long-term debt (Note 2)	2,362,282	2,360,075
Accounts payable and accrued liabilities	346,616	450,510
Due to affiliated companies (Note 7)	—	4,041
Unearned revenue	47,215	48,075
Deferred gain	21,191	21,847

	2,780,346	2,884,548
Shareholders’ equity (Note 3)	337,596	300,456

	$3,117,942	$3,185,004

Rogers Wireless Communications Inc.
Consolidated Statements of Deficit

	Three Months	Year
	Ended	Ended
	March 31,	December 31,
(In thousands of dollars)	2003	2002

Deficit, beginning of year:	$(1,582,730)	$(1,492,025)
Net income (loss) for the period	36,631	(90,705)

Deficit, end of period	$(1,546,099)	$(1,582,730)

Rogers Wireless Communications Inc.
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2003 and 2002

These interim Consolidated Financial Statements do not include all of the disclosures required by generally accepted accounting principles (“GAAP”) and should be read in conjunction with the audited Consolidated Financial Statements including the notes thereto for the year ended December 31, 2002.

1.	Basis of Presentation and Accounting Policies

The interim Consolidated Financial Statements include the accounts of Rogers Wireless Communications Inc. and its subsidiaries (collectively “Wireless” or “the Company”). The notes presented in these interim consolidated financial statements include only significant changes and transactions occurring since the Company’s last year-end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim financial statements should be read in conjunction with the Company’s Consolidated Financial Statements and notes thereto for the year ended December 31, 2002.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements.

2.	Long-Term Debt:

		March 31,	December 31,
(In thousands of dollars)		2003	2002

Bank credit facility	Floating	$204,000	$149,000
Senior Secured Notes due 2006	10-1/2%	160,000	160,000
Senior Secured Notes due 2007	8.30%	288,144	309,775
Senior Secured Debentures due 2008	9-3/8%	433,121	433,121
Senior Secured Notes due 2011	9-5/8%	764,143	764,143
Senior Secured Debentures due 2016	9-3/4%	219,722	229,987
Senior Subordinated Notes due 2007	8.80%	263,122	282,875
Mortgage payable and capital leases	Various	30,030	31,174

		$2,362,282	$2,360,075

3.	Shareholders’ Equity:

	March 31,	December 31,
(In thousands of dollars)	2003	2002

Capital stock:
Issued and outstanding
90,468,259 Class A Multiple Voting shares	$962,661	$962,661
51,271,683 Class B Restricted Voting shares	922,426	922,426

	1,885,087	1,885,087
Deduct amounts receivable from employees under share purchase plan	(1,392)	(1,901)

	1,883,695	1,883,186
Deficit	(1,546,099)	(1,582,730)

	$337,596	$300,456

4.	Earnings (Loss) Per Share:

	Three Months Ended March 31,
(In thousands, except per share data)	2003	2002

Numerator:
Net income (loss) for the period - basic and diluted	$36,631	$(38,428)
Denominator:
Weighted average shares outstanding:
Basic	141,740	141,600
Diluted	143,556	141,600
Earnings (loss) per share for the period:
Basic	$0.26	$(0.27)
Diluted	0.26	(0.27)

5.	Stock-Based Compensation Pro Forma:

For stock options granted to employees, had the Company determined compensation costs based on the “fair values” at grant dates of the stock options granted by Wireless, consistent with the method prescribed under CICA Handbook Section 3870, the Company’s earnings (loss) per share would have been reported as the pro forma amounts indicated below:

	Three Months Ended March 31,
(In thousands of dollars, except per share amounts)	2003	2002

(Based on all issued and outstanding options)
Net income (loss) for the period, as reported	$36,631	$(38,428)
Stock-based compensation expense	(2,714)	(3,142)
Pro forma net income (loss) for the period	33,917	(41,570)
Effect of stock-based compensation - basic and diluted	$(0.02)	$(0.02)
Pro forma net income (loss) per share - basic and diluted	0.24	(0.29)

Under the transitional rules, CICA Handbook Section 3870 allows companies to include only options issued subsequent to December 31, 2001, in the pro forma calculation of net income (loss) for the period. Based on stock options issued subsequent to December 31, 2001, stock-based compensation expense for the three months ended March 31, 2003, would have been $0.1 million (2002 - $0.2 million) and pro forma net income for the quarter would have been $36.5 million or $0.26 per share (basic and diluted) (2002 - loss of $38.6 million or $0.27 per share).

No options were issued during the first quarter of 2003. The weighted average estimated fair value at the date of the grant for Wireless options granted for the three months ended March 31, 2002, was $9.07 per share. The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended March 31,
	2003	2002

Risk-free interest rate	—	4.68%
Dividend yield	—	—
Volatility factor of the future expected market price of the Company’s Class B Restricted Voting shares	—	50.08%
Weighted average expected life of the options	—	5 years

6.	Consolidated Statement of Cash Flows

The change in non-cash working capital items are as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2003	2002

Decrease in accounts receivable	$40,238	$27,670
Increase (decrease) in accounts payable and accrued liabilities	(103,894)	50,089
Increase (decrease) in unearned revenue	(860)	528
Increase in deferred charges and other assets	(24,964)	(41,379)
Increase (decrease) in amounts due to (from) affiliated companies, net	(4,408)	9,859

	$(93,888)	$46,767

7.	Related Party Transactions:

The amounts due from (to) Rogers Communications Inc. (“RCI”) and its subsidiaries, and AT&T Wireless Services, Inc. (“AWE”) is comprised of the following:

	March 31,	December 31,
(In thousands of dollars)	2003	2002

RCI	$682	$(3,588)
Rogers Cable Inc. (“Cable”)	77	(28)
AWE	(392)	(425)

	$367	$(4,041)

The above amounts reflect intercompany charges for capital and operating expenditures that are short term in nature.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, being the amounts agreed to, is as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2003	2002

RCI:
Management fees	$2,834	$2,752
Wireless services	(453)	(270)
Rent income	(1,817)	(1,970)

	564	512
Cable:
Wireless products and services for resale	(2,467)	(2,570)
Subscriber activation commissions and customer service	2,441	1,170
Rent income	(902)	(871)
Wireless services	(396)	(564)
Transmission facilities usage	110	110

	(1,214)	(2,725)
Rogers Media Inc.:
Advertising	324	379
Rent income	(600)	(473)
Wireless services	(51)	(45)

	(327)	(139)
AWE:
Roaming revenue	(2,975)	(2,716)
Roaming expense	4,303	4,915
Over-the-air activation services	146	252

	1,474	2,451

	$497	$99

The Company enters into certain transactions in the normal course of business with organizations, the partners or senior officers of which are directors of the Company. The total amounts paid by the Company to these organizations, excluding the amounts disclosed above, for the three months ended March 31, 2003, was $0.3 million (2002 - $0.4 million).

Supplemental Information

The following table outlines the reclassification of historical quarterly Wireless subscriber and revenue categories to conform to the current presentation.

	1Q02	2Q02	3Q02	4Q02	FY02

Gross postpaid additions
As reported:
Voice	182,700	204,100	217,500	279,200	883,500
Data and two-way messaging	20,500	7,500	9,000	7,000	44,000
Adj. for resale two-way customers	(14,000)	(1,400)	(1,300)	(100)	(16,800)

As reclassified	189,200	210,200	225,200	286,100	910,700

Net postpaid additions
As reported:
Voice	54,200	71,300	71,300	123,100	319,900
Data and two-way messaging	16,200	4,000	3,700	3,100	27,000
Adj. for resale two-way customers	(12,700)	(200)	100	1,200	(11,600)

As reclassified	57,700	75,100	75,100	127,400	335,300

Total postpaid subscribers
As reported:
Voice	2,311,400	2,382,700	2,454,000	2,577,100	2,577,100
Data and two-way messaging	70,900	74,900	78,600	81,700	81,700
Adj. for resale two-way customers	(30,600)	(30,800)	(30,700)	(29,500)	(29,500)

As reclassified	2,351,700	2,426,800	2,501,900	2,629,300	2,629,300

Network Revenue (in millions of dollars)
Postpaid (Voice and Data)	$371.9	$402.0	$426.8	$432.1	$1,632.8
Prepaid	20.6	22.4	26.9	21.2	91.1
One-way messaging	9.1	9.1	8.9	8.3	35.4

Network Revenue (as reported)	$401.6	$433.5	$462.6	$461.6	$1,759.3

Sales and marketing cost per gross addition (excluding retention) (in dollars)
As reported	$360	$387	$365	$398	$379
As reclassified	377	390	366	398	384
Postpaid ARPU (in dollars)
As reported:
Voice	$53.55	$56.22	$57.97	$56.65	$56.11
Data and two-way messaging	25.18	27.68	30.98	28.00	28.15
As reclassified - Voice and Data	53.37	56.07	57.86	56.42	55.95

[Additional columns below]

[Continued from above table, first column(s) repeated]

	1Q01	2Q01	3Q01	4Q01	FY01

Gross postpaid additions
As reported:
Voice	159,600	179,000	212,300	249,300	800,200
Data and two-way messaging	6,600	8,800	8,000	13,300	36,700
Adj. for resale two-way customers	(1,500)	(2,200)	(2,700)	(7,200)	(13,600)

As reclassified	164,700	185,600	217,600	255,400	823,300

Net postpaid additions
As reported:
Voice	21,400	46,600	55,400	74,100	197,500
Data and two-way messaging	5,500	6,600	5,400	10,400	27,900
Adj. for resale two-way customers	(1,200)	(1,700)	(2,000)	(5,700)	(10,600)

As reclassified	25,700	51,500	58,800	78,800	214,800

Total postpaid subscribers
As reported:
Voice	2,081,100	2,127,700	2,183,100	2,257,200	2,257,200
Data and two-way messaging	32,300	38,900	44,300	54,700	54,700
Adj. for resale two-way customers	(8,500)	(10,200)	(12,200)	(17,900)	(17,900)

As reclassified	2,104,900	2,156,400	2,215,200	2,294,000	2,294,000

Network Revenue (in millions of dollars)
Postpaid (Voice and Data)	$335.9	$366.4	$379.0	$376.0	$1,457.3
Prepaid	13.7	15.9	19.1	22.3	71.0
One-way messaging	12.7	11.3	10.2	9.3	43.5

Network Revenue (as reported)	$362.3	$393.6	$408.3	$407.6	$1,571.8

Sales and marketing cost per gross addition (excluding retention) (in dollars)
As reported	$296	$313	$277	$290	$293
As reclassified	297	315	279	295	296
Postpaid ARPU (in dollars)
As reported:
Voice	$54.01	$57.51	$58.03	$56.17	$56.39
Data and two-way messaging	29.00	24.71	28.49	28.13	27.54
As reclassified - Voice and Data	53.70	57.22	57.76	55.93	56.16

Cautionary Statement Regarding Forward Looking Information

This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the management’s discussion and analysis portion of the Company’s most recent annual report filed with the Ontario Securities Commission.

Throughout this document, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

About the Company

Rogers Wireless Communications Inc. operates under the co-brand Rogers AT&T Wireless and has offices in Canadian cities from coast-to-coast. The Company is one of Canada’s leading wireless communications service providers, offering a complete range of wireless solutions including Digital PCS, cellular, advanced wireless data services, two-way messaging and paging to over 3.7 million customers across Canada. Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) is 56% owned by Rogers Communications Inc. and 34% owned by AT&T Wireless Services, Inc.

For further information (investors and analysts):

Bruce M. Mann, 416.935.3532, bmann2@rci.rogers.com Eric Wright, 416.935.3550, ewright@rci.rogers.com

For further information (media):

Heather Armstrong, 416.935.6379, harmstro@rci.rogers.com

Quarterly Conference Call

As previously announced, a live Webcast of a quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 10:00 a.m. ETN on April 17, 2003. A re-broadcast of this call will be also available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

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